Direct Line: (212) 859-8622
Fax: (212) 859-4000
abigail.bomba@friedfrank.com

August 27, 2013

Jessica Barberich

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield DTLA Fund Office Trust Investor Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 26, 2013

File No.: 333-189273

Dear Ms. Barberich:

This letter sets forth the response of Brookfield DTLA Fund Office Trust Investor Inc. (the “Company” or “Sub REIT”) to the comment letter, dated August 16, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on July 26, 2013 (the “Registration Statement”). This letter is being filed with Amendment No. 2 to the Registration Statement (as so amended, the “Amended Registration Statement”), which reflects certain revisions in response to the Comment Letter. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. The Amended Registration Statement also contains other changes for information that has been updated since the filing of the Registration Statement on July 26, 2013. We have sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement.

Summary Term Sheet, page 1

1.	We note your response to comment 6 of our comment letter dated July 9, 2013. Please revise your disclosure to provide a summary of the material transactions fees, including quantifying those fees that have been incurred by the parent of the company, Brookfield DTLA Holdings LLC. Also, tell us how you intend to account for these fees in your financial statements.

Response:

In response to the Staff’s comment, the disclosure has been revised to provide a summary of the material transaction fees of the Brookfield Parties, including those fees that have been or will be incurred by Brookfield DTLA Holdings LLC. Please see pages 3 and 90 of the Amended Registration Statement. These costs will be reported as a transaction expense of the Company and funded through an equity contribution from Brookfield DTLA Holdings LLC.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 13

2.	We note that you and MPG entered into an MOU on July 10, 2013 regarding a proposed settlement related to the Common Stock Actions. Please explain in your disclosure how you considered this proposed settlement in preparing your pro forma financial statements. Please clarify which entity will pay the proposed settlement amount, if approved, and provide an estimate or an estimated range of the possible payment, if known.

Response:

In connection with the proposed settlement, the plaintiffs in the Common Stock Actions intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be determined by the court. The MOU states that the payment of the attorneys’ fees and expenses shall be paid by MPG or its successors, which could be the Company if the REIT Merger closes prior to the resolution and court approval of the proposed settlement. Given that the stipulation of settlement is currently in negotiation and will be submitted to the court for approval, the amount of the potential settlement or range of possible payment cannot be reasonably estimated; therefore, neither the MPG financial statements nor the unaudited pro forma condensed combined consolidated financial statements of the Company include an accrual in respect of the proposed settlement.

In response to the Staff’s comment, the disclosure has been revised to incorporate the foregoing information. Please see page 44 of the Amended Registration Statement.

3.	We have considered your response to comment 9 of our letter dated July 9, 2013 and reviewed your revised disclosures. Please expand your disclosures further to include some of the information highlighted within your response related to how you determined that New OP is a VIE and that you are the primary beneficiary of New OP. Also, in your response, please further address your consideration of the design of the VIE and the relationship with its members as well as the economics of the common and preferred interests in the VIE. In this regard, we note that all of the common interests are held by Brookfield DTLA and that Surviving LLC is only entitled to a limited amount of distributions. Although the cash flows that will ultimately be paid to the third party preferred stock investors in your company are dependent on the properties owned by New OP, the return to your company has a cap since after all of the distributions have been made to Surviving LLC based on the terms of the New OP Series A Interests, Brookfield DTLA will be entitled to 100% of any further distributions from New OP. In light of these terms, please expand on how you still determined that your company (through REIT Merger Sub and Surviving LLC) is most closely associated with the VIE.

Response:

In response to the comment from the Staff, we have revised disclosure 3(a) in the notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements to disclose how the Company determined that New OP is a VIE and that the Company is the primary beneficiary of New OP. Please see page 18 of the Amended Registration Statement.

As stated in our July 26 response letter to the Staff and reiterated in your question above, Brookfield DTLA will own all of the common interests of New OP and Surviving LLC will hold a preferred interest, the New OP Series A Interest. Therefore, all income from operations, after payment of dividends on the New OP Series A Interest, will be allocated to Brookfield DTLA. This is consistent with the presentation of the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements which present all of the members’ equity as non-controlling interest and income (loss) from continuing operations as amounts attributable to non-controlling interest to reflect the common interest in New OP held directly by Brookfield DTLA.

As stated in the Amended Registration Statement, the Company currently anticipates that it will receive no substantial distributions from New OP for a period of at least five years, unless the Company or DTLA OP changes its current plans and determines to sell one or more of its real property assets prior to such time. The section of the Amended Registration Statement “Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions,” beginning on page 47, discloses the distribution and liquidation preferences in detail.

There will be a preferred interest, the New Op Series A1 Interest, that will be issued to Brookfield DTLA, through Properties Holding Inc., in exchange for the contribution of equity of the Brookfield Contributed Assets, that will carry mirror rights to the New OP Series A Interest held by Surviving LLC. The purpose of this structure is to meet certain requirements relating to domestic control of the MPG Asset REITs and the Brookfield Asset REITs.

We recognize that if a liquidation event occurred subsequent to the REIT Merger, the holders of the New OP Series A Interest would be entitled to all unpaid and accrued dividends on the New OP Series A Interest and the remaining distributions would be made to the common shareholders. This is consistent with the discussion above that all the profits and losses after payments of dividends on the New OP Series A Interest will be allocated to Brookfield DTLA.

As stated in our July 26 response letter to the Staff, in accordance with ASC 810-10-25-44, if two or more related parties hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary.

The guidance in ASC 810-10-25-44 is technically only applicable if one party within a related party group does not possess both of the characteristics in ASC 810-10-25-38A (power and economic interest). In this regard, we concluded that the Company possesses both characteristics with respect to New OP:

1. The managing member of New OP, which has power to make the decisions that most significantly impact the economic performance of New OP, is controlled by the Company.

2. Through the variability absorbed by the New OP Series A Preferred Interest, the Company has variable interests in New OP that contain an obligation to absorb losses and a right to receive returns of New OP that could potentially be significant.

Notwithstanding that the two conditions in ASC 810-10-25-44 are met with respect to the Company’s involvement in New OP, given that the Company is ultimately controlled by Brookfield DTLA, we believed it was appropriate to also consider the guidance in ASC 810-10-25-44.

As indicated in our July 26 response letter, in analyzing the conditions in ASC 810-10-25-44, we did not give significant consideration to conditions (a) and (c) since Brookfield DTLA and the Company are under common control. Within a common control group, we do not believe the assessment should give any significant consideration to a principal-agency relationship or exposure to expected losses because the ultimate parent of the common control group would typically have the ability to control members of the common control group and therefore potentially dictate a principal-agency relationship or assign economics to any entity within the group it chooses. Therefore, we believe the focus should be on the substance of the arrangements related to the VIE, and therefore the consideration of conditions (b) the relationship and significance of the activities of the VIE to the various parties within the related party group and (d) the overall design of the VIE.

The Company was designed solely to issue Company Series A Preferred Stock to third party investors whose cash flows are dependent solely on the properties owned by New OP. Absent the decision to issue this preferred stock to third parties, there would have been no substantive reason to include the Company and REIT Merger Sub in the ownership structure. Additionally, the managing member of New OP (Surviving LLC) is controlled by the Company, and conducts the significant activities of New OP (i.e., managing the operations and leasing of the properties). For these reasons, we believed the relationship and significance of the activities of the VIE, along with its design, pointed towards the Company as being most closely associated, and therefore the direct primary beneficiary of New OP.

If we had given significant consideration to the remaining conditions (a) and (c), this would not have changed our conclusion. Given the common control relationship between the Company and Brookfield DTLA, we believe the determination of the principal versus the agent is indeterminate. By virtue of its control of the managing member, and the rights related to the managing member that are conferred to the Company as a result of the shares of Company Series A Preferred Stock held by third parties, it could be concluded that the Company is acting as a principal with regards to New OP. However, given that the Company is ultimately controlled by Brookfield DTLA, this is indeterminate.

With respect to the exposure to variability of New OP, since all the common interests are held by Brookfield DTLA, this would point to Brookfield DTLA, but when considered in the context of all the conditions in ASC 810-10-25-44 (see above), we do not believe this would change our conclusion that under ASC 810-10-25-44, the Company would consolidate New OP.

It should be noted that absent consolidation of New OP, the Company would account for its economic interest in New OP using the cost method of accounting; since it does not have a common ownership interest, the equity method of accounting would not be applicable. The financial statements of the Company would therefore primarily reflect a one line item investment in New OP and a one line item amount on the income statement for dividends received from New OP. As previously indicated, the sole reason for Company’s existence, and the registration statement of which the Company’s financial statements are included, is because of the shares of Company Series A Preferred Stock that will be held by third parties. Considering this, and the results of our consolidation analysis above, we believe that the Company should consolidate New OP. This conclusion results in the most meaningful and transparent financial statement presentation for the users of the financial statements of the Company. In particular, this presentation allows the third party holders of the Company Series A Preferred Stock to transparently see the results of operations of the properties underlying New OP, which will be the sole source of cash flows with respect to the Company Series A Preferred Stock.

This conclusion results in the most meaningful and transparent financial statement presentation for the users of the financial statements of the Company. In particular, this presentation allows the third party holders of the Company Series A Preferred Stock to transparently see the results of operations of the properties underlying New OP, which will be the sole source of cash flows with respect to the Company Series A Preferred Stock.

We acknowledge that there are inherently significant judgments involved in determining which party within a common control group is most closely associated with a VIE. The authoritative guidance in ASC 810 is limited to ASC 810-10-25-44. That guidance does not specifically address the accounting for down-stream common control relationships when it is apparent that the ultimate parent will consolidate the VIE, either directly or indirectly through a down-stream consolidated subsidiary. As mentioned in our prior response letter, since Brookfield DTLA controls the Company, it will consolidate New OP under ASC 810. As a result, the analysis under ASC 810-10-25-44 is only relevant to whether, in its stand-alone financial statements, the Company should consolidate New OP. Given that both the conditions in ASC 810-10-25-38A are met (see above) and it appears the Company is most closely associated with New OP under ASC 810-10-25-44 (see above), we believe consolidation of New OP by the Company is required under ASC 810. We believe any conclusion to the contrary is not appropriate under GAAP, and it would be potentially misleading for the financial statements of the Company included in the registration statement and in future filings under the securities laws to omit New OP, which contains all the substantive assets and operations underlying the cash flows available for payment of dividends and other amounts on the Company Series A Preferred Stock held by third party investors (which is the reason for the filing of the Registration Statement).

Note 4 – Pro Forma Adjustments

(a) MPG Acquisition, page 19

4.	You disclose that the principal valuation technique that you employed in determining the fair value of the identifiable assets and liabilities was the income approach which was supported primarily by the cost approach. You also state that after calculating the value of each asset component such amounts were adjusted based upon the conclusion drawn by the income approach. Please further advise us of the extent to which the values determined under the replacement cost method were adjusted as a result of the income method conclusions. To the extent the adjustments were significant, please clarify the role of the replacement cost method if the values determined using that method were just adjusted to be consistent with the values determined using the income method.

Response:

In response to the Staff’s comment the Company has revised the disclosure to remove the statement that “after calculating the value of each asset component such amounts were adjusted based on the conclusion drawn by the income approach”. The Company has revised the disclosure to state that the primary valuation technique employed was the income approach which was validated by the cost approach.  The Company believes that the income approach is the more reliable approach and the one that would be used by a market participant in a similar transaction.  The Company has revised the disclosure to state that the role of the replacement cost approach was to validate the conclusions reached by the income approach. The cost approach resulted in values that were approximately 6.3% higher than the conclusions reached under the income approach. The Company believes this margin is acceptable, as all valuations involve some level of imprecision, and supports the Company’s ultimate value conclusions based on the income approach. Please see page 21 of the Amended Registration Statement.

5.	Please clarify how the MPG Preferred Accrual was reflected with your pro-forma financial statements and/or explain in your disclosure why such an accrual would not be reflected or disclosed as a part of preparing your pro forma financial statements.

Response:

The MPG Preferred Accrual relates to all accrued and unpaid dividends (whether or not such dividends are declared) on each share of MPG Preferred Stock. These dividends were accumulated by MPG but not accrued as an obligation because MPG had not declared a dividend. As described on pages 47 and 48 of the Amended Registration Statement, these dividends will remain cumulative and unpaid when the MPG Preferred Stock is exchanged for the Company’s Series A Preferred Stock in the REIT Merger. This MPG Preferred Accrual was not reflected in the Company’s pro-forma financial statements because the unpaid dividends will not be a liability until declared.

Risk Factors, page 22

6.	We note your response to comment 17 of our comment letter dated July 9, 2013 and the revised language, “the risks and uncertainties described below include all of the known material risks facing us.” All material risks should be disclosed. Please revise to remove the disclosure referencing “known” risks and the statement that “[a]dditional risks and uncertainties not presently known to us, or that are currently deemed immaterial, could negatively impact our business.”

Response:

In response to the Staff’s comment, the disclosure has been revised to remove both the reference to “known” risks and the statement that “[a]dditional risks and uncertainties not presently known to us, or that are currently deemed immaterial, could negatively impact our business.” Please see page 24 of the Amended Registration Statement.

The Company’s subsidiaries may in the future, issue equity securities..., page 22

7.	We note your response to comment 18 of our comment letter dated July 9, 2013. Please revise your summary to briefly clarify and explain, if true, that after the consummation of the transactions contemplated by the Merger Agreement and as part of the Subsequent Transactions, subsidiaries of the Company will issue equity interests that rank senior to the equity securities of such subsidiaries held indirectly by the Company, and as a result, will effectively rank senior to the Company Series A Preferred Stock.

Response:

We respectfully advise the Staff that the Registration Statement included disclosure advising the holders of Company Series A Preferred Stock that after the consummation of the transactions contemplated by the Merger Agreement and as part of the Subsequent Transactions, subsidiaries of the Company will issue equity interests that rank senior to the equity securities of such subsidiaries held indirectly by the Company. Please see pages 24 and 25 of the Amended Registration Statement. However, in response to the Staff’s comment, additional disclosure has been included to further clarify this point and explain that equity interests issued by subsidiaries of the Company will rank senior to the equity securities of such subsidiaries held indirectly by the Company, and as a result, will effectively rank senior to the Company Series A Preferred Stock. Please see the revised disclosure on page 48 of the Amended Registration Statement.

Background to the Mergers, page 58

8.	We note your response to comment 24 of our comment letter dated July 9, 2013 where you state that BPO did not seek third party appraisals in connection with its determination of MPG’s value. If material, please revise the risk factors section to include related risk factors.

Response:

In response to the Staff’s comment, the risk factors section has been revised to include a risk factor noting that BPO did not seek any third party appraisal in connection with its determination of MPG’s value. Please see page 25 of the Amended Registration Statement.

Draft Legal Opinion

9.	We note that the registration statement on Form S-4 is registering 9,730,370 shares of the company’s 7.625% Series A Cumulative Redeemable Preferred Stock. Please tell us why counsel’s opinion refers to “the issuance of up to 10,000,000 shares of the Company’s 7.625% Series A Cumulative Redeemable Preferred Stock.”

Response:

In response to the Staff’s comment, counsel has revised the form of legal opinion relating to the validity of the shares of Company Series A Preferred Stock to refer to the issuance of 9,730,370 shares of Company Series A Preferred Stock. The revised form of opinion and a copy marked to show this change are attached hereto as Exhibits A-1 and A-2, respectively.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8622.

Sincerely,

/s/ Abigail P. Bomba
Abigail P. Bomba

cc:	Wilson Lee, Securities & Exchange Commission
Folake Ayoola, Securities & Exchange Commission
Jennifer Gowetski, Securities & Exchange Commission
Kathleen G. Kane, Brookfield DTLA Fund Office Trust Investor Inc.
Lee S. Parks, Fried, Frank, Harris, Shriver & Jacobson LLP

Exhibit A-1

DRAFT FORM OF LEGAL OPINION

OF

MILES AND STOCKBRIDGE

EXHIBIT 5.1

[Letterhead of Miles & Stockbridge P.C.]

August [_], 2013

Brookfield DTLA Fund Office Trust Investor Inc.

250 Vesey Street, 15th Floor

New York, New York 10281

Re:	Registration Statement on Form S-4 (Reg. No. 333-189273)

Ladies and Gentlemen:

We have acted as special Maryland counsel to Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (the “Company”), in connection with the issuance of up to 9,730,370 shares of the Company’s 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Shares”). The issuance of the Shares will be registered under the Securities Act of 1933, as amended, in a Registration Statement on Form S–4 (Registration Number 333-189273), as amended through the date hereof (the “Registration Statement”).

We have examined the Registration Statement, the Agreement and Plan of Merger, dated as of April 24, 2013, by and among the Company, MPG Office Trust, Inc., Brookfield DTLA Holdings L.P., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC and MPG Office, L.P. (as amended by that Waiver and First Amendment to Agreement and Plan of Merger dated as of May 19, 2013, that Second Amendment to Agreement and Plan of Merger dated as of July 10, 2013 and that Third Amendment to Agreement and Plan of Merger dated as of August 14, 2013) (the “ Merger Agreement”), pursuant to which the Shares will be issued, the charter of the Company, including the Articles Supplementary with respect to the Shares accepted for record by the State Department of Assessment and Taxation of the State of Maryland on August 23, 2013, the bylaws of the Company, certain records of proceedings of the board of directors of the Company with respect to the authorization and issuance of the Shares and the transactions contemplated by the Merger Agreement, and such other corporate records, certificates and documents as we deemed necessary for the purpose of this opinion. We have relied as to certain factual matters on information obtained from public officials and from officers of the Company. Based on that examination, it is our opinion that the Shares, when issued under the circumstances contemplated in the Registration Statement, will be legally issued, fully paid and non-assessable.

We express no opinion with respect to the laws of, or the effect or applicability of the laws of, any jurisdiction other than, and our opinion expressed herein is limited to, the laws of the State of Maryland. The opinion expressed herein is limited to the matters expressly set forth in this letter and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to the use of our name under the heading “Legal Matters” in the prospectus that is a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Miles & Stockbridge P.C.

By:

Principal

Exhibit A-2

MARKED COPY OF

DRAFT FORM OF LEGAL OPINION OF

MILES AND STOCKBRIDGE

EXHIBIT 5.1

[LETTERHEAD OF MILES & STOCKBRIDGE P.C.]

August [_], 2013

Brookfield DTLA Fund Office Trust Investor Inc.

250 Vesey Street, 15th Floor

New York, New York 10281

Re: Registration Statement on Form S-4 (Reg. No. 333-189273)

Ladies and Gentlemen:

We have acted as special Maryland counsel to Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (the “Company”), in connection with the issuance of up to ~~10,000,000~~9,730,370 shares of the Company’s 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Shares”). The issuance of the Shares will be registered under the Securities Act of 1933, as amended, in a Registration Statement on Form S–4 (Registration Number 333-189273), as amended through the date hereof (the “Registration Statement”).

We have examined the Registration Statement, the Agreement and Plan of Merger, dated as of April 24, 2013, by and among the Company, MPG Office Trust, Inc., Brookfield DTLA Holdings L.P., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC and MPG Office, L.P. (as amended by that Waiver and First Amendment to Agreement and Plan of Merger dated as of May 19, ~~2013 and~~2013, that Second Amendment to Agreement and Plan of Merger dated as of July 10, 2013 and that Third Amendment to Agreement and Plan of Merger dated as of August 14, 2013) (the “ Merger Agreement”), pursuant to which the Shares will be issued, the charter of the Company, including the Articles Supplementary with respect to the Shares accepted for record by the State Department of Assessment and Taxation of the State of Maryland on ~~July [_],~~August 23, 2013, the bylaws of the Company, certain records of proceedings of the board of directors of the Company with respect to the authorization and issuance of the Shares and the transactions contemplated by the Merger Agreement, and such other corporate records, certificates and documents as we deemed necessary for the purpose of this opinion. We have relied as to certain factual matters on information obtained from public officials and from officers of the Company. Based on that examination, it is our opinion that the Shares, when issued under the circumstances contemplated in the Registration Statement, will be legally issued, fully paid and non-assessable.

We express no opinion with respect to the laws of, or the effect or applicability of the laws of, any jurisdiction other than, and our opinion expressed herein is limited to, the laws of the State of Maryland. The opinion expressed herein is limited to the matters expressly set forth in this letter and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to the use of our name under the heading “Legal Matters” in the prospectus that is a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Miles & Stockbridge P.C.

By:

Principal